Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
 AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2014

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2014

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of	As of
	June 30,	December 31,
	2014	2013
	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$192,220	$112,871
Short-term designated interest bearing deposits	--	10,000
Trade accounts receivable	106,569	80,316
Other receivables	8,450	10,943
Inventories	83,689	64,804
Other current assets	38,305	11,480
Total current assets	429,233	290,414

LONG-TERM INVESTMENTS	14,386	14,494

PROPERTY AND EQUIPMENT, NET	485,177	350,039

INTANGIBLE ASSETS, NET	49,603	32,393

GOODWILL	7,000	7,000

OTHER ASSETS, NET	10,847	11,547

TOTAL ASSETS	$996,246	$705,887

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$97,128	$36,441
Trade accounts payable	100,456	66,358
Deferred revenue and short-term customers' advances	3,752	3,166
Employee related liabilities, inc. Nishiwaki retirement allowance	80,423	25,957
Other current liabilities	26,548	7,994
Total current liabilities	308,307	139,916

LONG-TERM LOANS FROM BANKS	161,131	108,739

DEBENTURES	178,305	208,146

LONG-TERM CUSTOMERS' ADVANCES	6,572	7,187

EMPLOYEE RELATED LIABILITES	16,406	65,337

DEFERRED TAX LIABILITY	100,135	13,611

OTHER LONG-TERM LIABILITIES	33,925	21,703

Total liabilities	804,781	564,639

TOTAL EQUITY	191,465	141,248

TOTAL LIABILITIES AND EQUITY	$996,246	$705,887

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013

REVENUES	$366,725	$237,883	$234,072	$125,236

COST OF REVENUES	355,750	223,086	227,347	113,014

GROSS PROFIT	10,975	14,797	6,725	12,222

OPERATING COSTS AND EXPENSES

Research and development	21,605	16,891	14,162	7,396
Marketing, general and administrative	27,343	20,987	16,527	10,942
Nishiwaki Fab restructuring costs and impairment	75,728	--	4,269	--
Amortization related to a lease agreement early termination	--	3,732	--	1,866
Merger related costs	1,229	--	--	--

	125,905	41,610	34,958	20,204

OPERATING LOSS	(114,930)	(26,813)	(28,233)	(7,982)

INTEREST EXPENSES, NET	(16,931)	(16,332)	(8,818)	(8,305)

OTHER FINANCING EXPENSE, NET	(32,393)	(7,227)	(12,276)	(8,213)

GAIN FROM ACQUISITION, NET	166,404	--	15,249	--

OTHER INCOME (EXPENSE), NET	203	(59)	64	201

PROFIT (LOSS) BEFORE INCOME TAX	2,353	(50,431)	(34,014)	(24,299)

INCOME TAX BENEFIT	14,020	4,393	11,566	1,412

PROFIT (LOSS)	16,373	(46,038)	(22,448)	(22,887)

Net loss attributable to the non controlling interest	6,702	--	6,702	--

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$23,075	$(46,038)	$(15,746)	$(22,887)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE

Earnings (loss) per share attributable to the company	$0.47	$(1.44)	$(0.31)	$(0.59)

Weighted average number of ordinary
shares outstanding - in thousands	49,149	31,924	50,146	39,073

DILUTED EARNINGS PER ORDINARY SHARE

Earnings per share attributable to the company	$0.39

Net profit used for diluted earnings per share	$23,075

Weighted average number of ordinary shares outstanding
- in thousands, used for diluted earnings per share	59,815

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013

Profit (loss)	$16,373	$(46,038)	$(22,448)	$(22,887)

Foreign currency translation adjustment	4,117	(10,432)	3,169	(3,609)

Change in employees plan assets and benefit obligations, net of taxes	(1,130)	(1,531)	(565)	(1,064)

Comprehensive income (loss)	19,360	(58,001)	(19,844)	(27,560)

Net loss attributable to the non controlling interest	6,702	--	6,702	--

Comprehensive income (loss) attributable to the company	$26,062	$(58,001)	$(13,142)	$(27,560)

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(dollars and share data in thousands)

	SHAREHOLDERS' EQUITY
	Ordinary	Ordinary	Additional			Accumulated other	Foreign currency				Non
	Shares	Shares	paid-in	Capital	unearned	comprehensive	translatoin	Accumulated	Treasury	Comprehensive	Controlling
	issued	Amount	capital	notes	compensation	loss	adjustments	deficit	stock	income	interests	Total

BALANCE AS OF JANUARY 1, 2014	47,956	$192,776	$1,084,011	$92,549	$45,380	$3,484	$(19,610)	$(1,248,270)	$(9,072)		$-	$141,248

Changes during the period:

Establishment of a subsidiary											7,120	7,120
Issuance of shares and warrant	895	3,852	14,338									18,190
Employee stock-based compensation					2,507							2,507
Exercise of options	699	3,017	23									3,040
Capital notes	1,454	6,276	5,502	(11,778)								-
Other comprehensive income:
Profit (loss) for the period								23,075		$23,075	(6,702)	16,373
Foreign currency translatoin adjustments							4,117			4,117		4,117
Change in employees plan assets and benefit obligations, net of taxes						(1,130)				(1,130)		(1,130)
Comprehensive income										$26,062

BALANCE AS OF JUNE 30, 2014	51,004	$205,921	$1,103,874	$80,771	$47,887	$2,354	$(15,493)	$(1,225,195)	$(9,072)		$418	$191,465

OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF JUNE 30, 2014	50,918

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended
	June 30,
	2014	2013

CASH FLOWS - OPERATING ACTIVITIES

Profit (loss) for the period	$16,373	$(46,038)
Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	109,595	77,258
Effect of indexation, translation and fair value measurement on debt	6,740	(3,631)
Loss from notes exchange	9,817	--
Other expense (income), net	(203)	59
Nishiwaki Fab restructuring costs and impairment	75,728	--
Gain from acquisition, net	(166,404)	--
Changes in assets and liabilities:
Trade accounts receivable	(25,406)	(11,064)
Other receivables and other current assets	9,441	(6,560)
Inventories	11,545	(6,759)
Trade accounts payable	15,755	7,311
Deferred revenue and customers' advances	(43)	1,270
Other current liabilities	575	(3,631)
Deferred tax liability, net	(16,031)	(2,242)
Other long-term liabilities	2,148	3,179
Net cash provided by operating activities	49,630	9,152

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(25,937)	(40,755)
Investments in other assets, intangible assets and others	--	(327)
Acquisition of subsidiary consolidated for the first time (a)	57,582	--
Proceeds from interest bearing designated deposits	10,000	--
Net cash provided by (used in) investing activities	41,645	(41,082)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds on account of equity and debt issuances	11,451	20,042
Proceeds from long-term loan	85,884	--
Loan repayment to Panasonic	(85,884)	--
Debts repayment	(25,431)	--
Net cash provided by (used in) financing activities	(13,980)	20,042

Effect of foreign exchange rate change	2,054	(4,951)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	79,349	(16,839)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	112,871	123,398

CASH AND CASH EQUIVALENTS - END OF PERIOD	$192,220	$106,559

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Six months ended June 30,
	2014	2013

NON-CASH ACTIVITIES

Investments in property and equipment	$10,906	$8,057
Proceeds receivables related rights offering	$--	$1,325
Shareholders' equity increase resulting from Jazz notes exchange transaction	$9,609	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$16,413	$15,586
Cash paid during the period for income taxes	$103	$190

(a) ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 2A:

Assets and liabilities of the subsidiary as of March 31, 2014:

Working capital (excluding cash and cash equivalents)	$32,406
Fixed assets	245,278
Intangible assets	24,520
Long-term loan	(85,249)
Long-term liabilities	(93,602)
	123,353
Less:
Share capital	14,531
Paid-in capital	166,404
	180,935

	$57,582

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2014
(dollars in thousands, except share data and per share data)

NOTE 1          -      GENERAL

A.	Basis for Presentation

The condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and (i) its wholly-owned subsidiaries (1) Jazz Technologies, Inc. and its wholly-owned subsidiaries-, including Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz Technologies, Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”), and (2) TowerJazz Japan Ltd. (“TJP”), an independent semiconductor foundry in Nishiwaki, Japan, and (ii) its majority-owned subsidiary, TowerJazz Panasonic Semiconductor Company, Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Uozu, Tonami and Arai, Hokuriku, Japan. Tower and its subsidiaries are collectively referred to as the “Company”.

The interim consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The unaudited condensed interim consolidated financial statements as of June 30, 2014 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2013 and for the year then ended, including the notes thereto.

The Company’s consolidated financial statements include TPSCo’s balance sheet balances from March 31, 2014 and TPSCo’s results of operations commencing immediately following such date. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

B.	Financing Debt Obligations and Other Liabilities

The Company, as an independent semiconductor manufacturer, operates in the semiconductor industry which has historically been highly cyclical and subject to significant and often rapid increases and decreases in product demand and manufacturing facilities’ utilization rates. The overcapacity, underutilization and downward price pressure characteristic of a downturn in the semiconductor market and/or in the global economy, such as experienced several times in the past, may negatively impact consumer and customer demand for the Company’s products, the end products of the Company’s customers and the financial markets, as well as our ability to create positive net cash flow, maintain such level of utilization rate that will cover our fixed costs, re-finance our debt, and/or raise funds and/or engage in debt restructuring activities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2014
(dollars in thousands, except share data and per share data)

NOTE 1          -      GENERAL (cont.)

B.	Financing Debt Obligations and Other Liabilities (cont.)

In order to finance Tower’s debt obligations and other liabilities, in addition to cash on hand and expected cash flow generation from operating activities, Tower is exploring opportunities and ventures to re-finance its debt obligations by engaging potential new lenders and existing lenders in order to exchange existing maturities to debt vehicles with longer maturities, and/or obtain funds from additional sources including debt issuance and/or other financing transactions and/or sale of assets and/or fund raising activities, as well as exploring additional financing alternatives.

See also details in Notes 4, 8B, 12B, 13, 17 to the 2013 audited consolidated financial statements and Note 2 below.

NOTE 2          -      RECENT DEVELOPMENTS

A.	Acquisition of 51% of the shares of TowerJazz Panasonic Semiconductor Co., Ltd.

In March 2014, Panasonic Corporation (“Panasonic”) has formed TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), a newly established company. Upon TPSCo’s formation, (a) Panasonic transferred its semiconductor wafer manufacturing process and capacity tools of 8 inch and 12 inch at three of its fabs located in Hokuriku Japan (Uozu, Tonami and Arai) to TPSCo; and (b) Tower acquired 51% of the shares of TPSCo for a consideration of $7,411 paid through the issuance of ordinary shares to Panasonic.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The estimated fair value of the assets, net amounted to $180,935. As the fair value of the net assets acquired less the non-controlling interest exceeded the purchase price, Tower recognized a gain on the acquisition of $166,404.

The Company believes that the gain realized from the acquisition derived from the following main reasons: (i) Panasonic’s fabs were not fully utilized in recent years and were anticipated to remain so in the coming years, hence any volume manufacturing and revenue resulting from the transaction with Tower, due to Tower customers’ base, contacts, technologies and foundry management and operations expertise will benefit Panasonic and directly increase the value of the transferred assets; and (ii) acquisition prices for used manufacturing equipment and fabs in the industry are very low primarily due to the fact that the used fabs’ technologies and platforms are not leading edge, their machines and manufacturing equipment are used and since the acquisition of used fabs involves material liabilities, contingencies and commitments with respect to employees, rules of production and others.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2014
(dollars in thousands, except share data and per share data)

NOTE 2          -      RECENT DEVELOPMENTS (cont.)

A.	Acquisition of 51% of the shares of TowerJazz Panasonic Semiconductor Co., Ltd. (cont.)

The consideration and provisional valuation of assets acquired and liabilities assumed are as follows:

As of March 31, 2014
Current assets	$91,414
Machinery and equipment	245,278
Intangible assets	24,520
Total assets as of acquisition date	$361,212

Current liabilities	$1,426
Long-term Loan	85,249
Deferred tax liability	93,602
Total liabilities as of acquisition date	$180,277

Total net assets acquired	$180,935
The fair value non-controlling interests in TPSCo	7,120
Tower’s consideration	7,411
Gain on acquisition	$166,404

The fair value of the non-controlling interest in the table above was derived based on the purchase price Tower paid to Panasonic for its 51% shares of TPSCo.

The fair values set forth above are based on a preliminary valuation of TPSCo’s assets and liabilities performed by third party professional valuation experts hired by the Company to appraise the fair value of the assets in accordance with SFAS No. 141R, “Business Combinations”. The final valuation of TPSCo’s assets and liabilities may vary significantly.

Tower and Panasonic also agreed to the following, among others: (i) a five-year manufacturing agreement between Panasonic and TPSCo, under which Panasonic will acquire products from TPSCo; (ii) Panasonic will provide TPSCo with various transition services and support; (iii) TPSCo will lease the manufacturing buildings and related facilities infrastructure from Panasonic; and (iv) TPSCo will receive services from Tower including marketing, sales, general and administration services.

B.	Nishiwaki fab cessation of operations

The Company is in the process of restructuring its business and activities in Japan. In connection with said restructuring, the Company decided to cease the operations of the Nishiwaki fab and is in the process of terminating of certain agreements, sale of the Nishiwaki fab assets and a comprehensive reduction in the work force. In addition, a concerted effort is being made to move certain current customers and products from the Nishiwaki fab to the Company’s other fabrication facilities. Consequently, the Company recorded restructuring and impairment costs of approximately $76,000 for the six months period ended June 30, 2014, most of which are associated with fixed assets non-cash impairment costs.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2014
(dollars in thousands, except share data and per share data)

NOTE 2          -      RECENT DEVELOPMENTS (cont.)

C.	Long term loan agreement with Japanese Banking Institutions

In June 2014, TPSCo entered into a long term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed an amount of approximately $87,000 (8.8 Billion Japanese Yen) (the “Loan Agreement”), to be used for the newly established Japanese company, TPSCo. This loan has been used in order to repay a bridge loan that Panasonic granted to TPSCo in the same amount earlier this year.

The loan carry an annual interest of the TIBOR six months rate plus 1.65% per annum, to be paid on a semi-annual basis starting December 2014, with the principal to be repaid in seven semi-annual equal installments starting June 2016 and ending during the first half of 2019. Said loan is secured by an assignment of TPSCo’s right to receive any sums payable to TPSCo under its agreements with Panasonic dated March 31, 2014.

D.	Jazz notes transaction

In March 2014, Jazz, certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain Jazz noteholders (the “2014 Participating Holders”) according to which Jazz issued unsecured 8% notes due December 2018 (the “2014 Notes”) in exchange for approximately $45,000 in aggregate principal amount of Jazz notes due June 2015 which were issued in 2010 (the “2010 Notes”).

Also in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with Jazz to be settled at Jazz’s discretion through cash from Jazz or ordinary shares from Tower, in which event Tower has to issue ordinary shares based on a conversion price of $10.07 per share. The 2014 Notes are jointly and severally guaranteed on a senior unsecured basis by Jazz’s domestic subsidiaries. The 2014 Notes are not guaranteed by Tower. The Indenture contains certain customary covenants.

As of June 30, 2014, approximately $58,000 principal amount of 2014 Notes was outstanding and approximately $45,000 principal amount of 2010 Notes was outstanding.